FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 18, 2008

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

10 West Fifth Street Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: June 18, 2008 By:	/s/ Kenneth S. Hsiang
Name:	Kenneth S. Hsiang
Title:	Chief Financial Officer

  Public Notice

Serial No.:	1

Date:	2008/06/17

Time:	18:26:20

By:	Yang Tang-rong, Trust Dept., Far Eastern International Bank
Position: Manager
Tel.: 02-2312 3636

Subject:	Delisting of the Ordinary Shares of ASE Test Limited from NASDAQ

Provision:	Subparagraph 48, Article 2

Occurrence Date:	2008/06/12

Contents:

1.	Occurrence Date:
2008/06/12

2.	Company:
ASE Test Limited

3.	Relationship with Company (please enter the company or an affiliate):
Not applicable

4.	Cross-Shareholding:
Not applicable

5.	Cause:
Not applicable

6.	Relevant Measures:
Not Applicable

7.	Others:
The ordinary shares of ASE Test Limited were delisted from the NASDAQ on June 12, 2008.